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                              	UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*


                     Artistic Greetings Incorporated
               ----------------------------------------------
                            (Name of Issuer)

                    Common Stock, Par Value $.10 per share
               ----------------------------------------------
                      	(Title of Class of Securities)

                                 043142108
                           ----------------------
                               (CUSIP Number)

                           Barry P. Hoffman, Esq.
                       Valassis Communications, Inc.
                  19975 Victor Parkway, Livonia, MI 48152
                              	(313) 591-3000
     ------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               June 30, 1997
   	-------------------------------------------------------------------
         	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ____.

Check the following if a fee is being paid with the statement ____.   (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of secur-ities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                                          SEC 1746 (12-91)

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                               	SCHEDULE 13D


CUSIP NO. 043142108                                            PAGE 2 OF 7
--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Valassis Communications, Inc.	38-2760940
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                              (b) X
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 ----
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                 | 7 | SOLE VOTING POWER                       0
   NUMBER OF     |---|-------------------------------------------------------
    SHARES       | 8 | SHARED VOTING POWER                     0
 BENEFICIALLY    |---|-------------------------------------------------------
   OWNED BY      | 9 | SOLE DISPOSITIVE POWER                  0
     EACH        |---|-------------------------------------------------------
   REPORTING     |10 | SHARED DISPOSITIVE POWER                0
    PERSON       |   |
     WITH        |   |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                         ____
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
              	*SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 1 TO
                     STATEMENT ON SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

This amended statement relates to the common stock, par value $.10 per share (the "Common Stock") of Artistic Greetings Incorporated, a Delaware corporation (the "Issuer") that has its principal executive offices at One Komer Center, Elmira, New York 14902-1999. Items 2-7 of the statement on Schedule 13-D filed by Valassis Communications, Inc. ("Valassis") on June 8, 1995 are hereby amended and restated as set forth below.

ITEM 2. IDENTITY AND BACKGROUND

Valassis, the filing party hereto, is the indirect beneficial former owner of 500,000 shares of Common Stock of the Issuer (the "Shares"). The Shares were held directly by Valcheck Company, a Delaware general partnership ("Valcheck") which is 80% owned by Valassis Direct Response, Inc., a Delaware corporation ("VDR"), which in turn is 100% owned by Valassis. Valassis is a Delaware corporation and its principal business is print media. Valassis has its principal business address at 19975 Victor Parkway, Livonia, MI 48152.

Set forth on Schedule A, which is attached hereto and incorporated by reference, are the (i) names, (ii) business addresses or residences,
(iii) present principal occupations and the name, principal businesses and addresses of any corporation in which such employment is conducted and
(iv) and the citizenship of each executive officer and director of Valassis.

During the last five years, neither Valassis nor any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Valassis nor any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or admin-istrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

500,000 shares of Common Stock were received by Valcheck from the Issuer as partial consideration for the sale of substantially all of Valcheck's assets to the Issuer pursuant to a Purchase Agreement dated as of May 30, 1995 between Valcheck, the Issuer and Valassis (the "Purchase Agreement") (see
Item 4) as reported in a Schedule 13-D filed with the Securities and Exchange Commission on June 8, 1995. The Purchase Agreement is incorporated by reference hereto.
                                   -3-

ITEM 4.  PURPOSE OF TRANSACTION

As stated in Item 3, Valcheck acquired the Shares as partial consideration for its sale of its assets to the Issuer. In connection with such sale, Valcheck and Issuer entered into an Investment Agreement dated as of May 30, 1995 (the "Investment Agreement") whereby so long as Valcheck controlled at least 300,000 shares of the Common Stock, Valcheck retained the right to designate one representative as a member of the Issuer's Board of Directors and Issuer agreed to take all actions necessary to expand the size of its Board accordingly, all as more fully described in Section 7 of the Investment Agreement incorporated by reference hereto. Pursuant to such Agreement, Alan F. Schultz was designated to be Valcheck's designee on the Board of the Issuer. As of August 4, 1997, Mr. Schultz resigned from the Issuer's Board of Directors.

Additionally, pursuant to the Investment Agreement, at any time during the 30 day period beginning on the second anniversary of the closing date (May 30, 1995), Valcheck had the right to require the Issuer to repurchase some or all of the Shares at a price of $5.00 per share, all as more fully described in
Section 5 of the Investment Agreement (the "Put Option").

The Shares were "restricted securities" within the meaning of Rule 144 of the Securities Act of 1933 and could only be disposed of in a registered offering or in a transaction exempt from registration.

On May 30, 1997, Valassis determined to exercise its Put Option and such transaction was consummated on June 30, 1997. Presently Valassis has no current interest in the Issuer, but it reserves the right to make additional investments in the Issuer in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Valassis is the beneficial owner of 0 shares of Common Stock of the Issuer. Such shares constitute approximately 0% of the outstanding shares of Common Stock of Issuer. Voting and disposition of its shares of Common Stock in the Issuer, voting and dispositive power is not shared with any other person.

On June 30, 1997, Valassis sold the Shares to the Issuer at a price of $5.00 per share pursuant to the Put Option described in Item 4 above which it exercised on May 30, 1997.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Section 7(b) of the Investment Agreement, so long as Valcheck controlled any of the Shares, with respect to all matters put before the Issuer's shareholders for a vote, Valcheck agreed to vote all of its Shares in accordance with the Issuer's Board of Director's recommendation with respect to all matters. In addition, Valcheck was granted the Put Option described in
Item 4.
                                 -4-

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

The following documents have previously been filed as exhibits to this
Schedule 13-D and, pursuant to Item 102 of Regulation S-T, are not filed herewith.

	(a) Purchase Agreement dated as of May 30, 1995 among Valcheck, Issuer and Valassis.

	(b)  Investment Agreement dated as of May 30, 1995 between
      Valcheck and Issuer.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 11, 1997


                               /s/ Barry P. Hoffman
                               --------------------------------
                               Signature


                               Barry P. Hoffman, Vice President
                               ---------------------------------
                               Name/Title

                           	SCHEDULE A


The members of the Board of Directors of Valassis Communications, Inc. are:


 1. (i)	Brian M. Powers
   (ii) 54-58 Park Street, Sydney, NSW, Australia 2000
  (iii) Chief Executive Officer of Consolidated Press Holdings Ltd. 54-58 Park Street, Sydney NSW, Australia 2000
   (iv) United States of America

 2. (i)	David A. Brandon
   (ii) 19975 Victor Parkway, Livonia MI 48152
  (iii) Chief Executive Officer and President of Valassis Communications, Inc. 19975 Victor Parkway, Livonia MI 48152
 	 (iv) United States of America

 3. (i)	Mark C. Davis
   (ii) Chase Bank, 270 Park Avenue, 30th Floor, New York, NY 10017
  (iii) Managing Director, Chase Bank, 270 Park Avenue, 30th Floor, New York, NY 10017
   (iv) United States of America

 4. (i)	Jon M. Huntsman, Jr.
   (ii) 2000 Eagle Gate Tower, 20th Floor, Salt Lake City, UT 84111
  (iii) Vice Chairman, Huntsman Chemical Corporation, 2000 Eagle Gate Tower, 20th Floor, Salt Lake City, UT 84111
   (iv)United States of America

 5. (i)	Robert L. Recchia
   (ii) 19975 Victor Parkway, Livonia, MI 48152
  (iii) Chief Financial Officer and Treasurer of Valassis Communications, Inc., 19975 Victor Parkway, Livonia, MI 48152
   (iv) United States of America

 6. (i)	Alan F. Schultz
   (ii) 19975 Victor Parkway, Livonia, MI 48152
  (iii)	Chief Operating Officer of Valassis Communications, Inc., 19975 Victor
        Parkway, Livonia, MI 48152
   (iv) United States of America

 7. (i)	Faith Whittlesey
   (ii) Mountain Lake, P.O. Box 36551, Lake Wales, FL 33859
  (iii) President, American Swiss Foundation, 14 East 60th Street, Suite 604, NY, NY 10022
   (iv) United States of America

The executive officers of Valassis Communications, Inc. who are not also members of its Board of Directors are:


 1. (i)	Richard N. Anderson
   (ii) 19975 Victor Parkway, Livonia, MI 48152
  (iii)Executive Vice President, Manufacturing and Media of Valassis Communications, Inc., 19975 Victor Parkway, Livonia, MI 48152
   (iv) United States of America

 2. (i) Barry P. Hoffman
   (ii) 19975 Victor Parkway, Livonia, MI 48152
  (iii) Vice President and General Counsel of Valassis Communications, Inc., 19975 Victor Parkway, Livonia, MI 48152
   (iv) United States of America